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                   [SHUMAKER, LOOP & KENDRICK LETTERHEAD]




                              December 2, 1996


Mary Fraser, Esquire
Mail Stop 7-6
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Request for Withdrawal of Coast Dental Services, Inc.'s Form 8-A (Number 0-21501)
                 Our File No. C59000/83985

Dear Ms. Fraser:

         As you know, Coast Dental Services, Inc. (the "Company") filed its Form S-1 on October 7, 1996. At that time, the Company also filed Form 8-A to register under the Securities and Exchange Act of 1934. The Company's Form 8-A will automatically become effective on December 6, 1996 unless it is withdrawn. However, the Company is not likely to seek to accelerate the effectiveness of its Form S-1 prior to the expiration of the 60 day period in which the Company will automatically become registered under the Securities and Exchange Act of 1934 by reason of its Form 8-A filing. As such, this letter will serve as the Company's formal request to withdraw its Form 8-A (number 0-21501).

         Please note that the Company does intend to re-file its Form 8-A at the appropriate time during the course of the staff's examination and review of the Company's Form S-1.

         We understand that upon receiving the Company's request for withdrawal of its Form 8-A, an order of withdrawal will be prepared by the staff. If such an order is prepared, we would greatly appreciate receiving a copy of it for our file. If such an order
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Mary Fraser, Esquire
December 2, 1996
Page 2

is not prepared, we would appreciate receiving confirmation from the staff that the Company's Form 8-A has been withdrawn.

         If there is anything further that is required in order to effect the withdrawal of the Company's Form 8-A, please contact the undersigned as soon as possible at 1-800-677-7661, ext. 2226.


                                                    Very truly yours,

                                                    /s/  Darrell C. Smith
                                                    --------------------------
                                                         Darrell C. Smith

DCS/tar
c:  Coast Dental Services, Inc.